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SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 14D-9
(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

i-STAT Corporation
(Name of Subject Company (Issuer))

i-STAT Corporation
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.15 PER SHARE (INCLUDING ANY ASSOCIATED PREFERRED STOCK PURCHASE OR OTHER RIGHTS) AND SERIES D CONVERTIBLE PREFERRED STOCK, PAR VALUE $0.10 PER SHARE
(Title of Class of Securities)

Common Stock: 450312 10 3
(CUSIP Number of Class of Securities)

William P. Moffitt
President and Chief Executive Officer
i-STAT Corporation
104 Windsor Center Drive
East Windsor, New Jersey 08520
(609) 443-9300

With a Copy to:

Esteban A. Ferrer, Esq.
Paul, Hastings, Janofsky & Walker LLP
1055 Washington Boulevard
Stamford, Connecticut 06901
(203) 961-7400

(Name, Address and Telephone Number of Person Authorized to Receive Notice
and Communications on Behalf of the Person(s) Filing Statement)

☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        On December 15, 2003, at 2:00 p.m. Eastern Time, i-STAT Corporation (the "Company") conducted a conference call to discuss the acquisition of the Company by Abbott Laboratories through an all-cash tender offer and merger. A transcript of the conference call is included as Exhibit (a)(1) hereto.

        Following commencement of the tender offer, the Company intends to file a solicitation / recommendation statement on Schedule 14D-9 (the "Schedule 14D-9"). The Company's stockholders should read the Schedule 14D-9 when it becomes available as it will contain important information regarding the transaction. Investors will be able to obtain, without charge, a copy of the Schedule 14D-9 and other filed documents relating to this transaction from the Company and through the website of the Securities and Exchange Commission at www.sec.gov.

Item 9.    Exhibits

Exhibit No.	Description
(a)(1)	Transcript of i-STAT Conference Call held on December 15, 2003

2

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)	Transcript of i-STAT Conference Call held on December 15, 2003

3

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  Item 9. Exhibits
EXHIBIT INDEX